DREYFUS BNY MELLON FUNDS, INC.
c/o The Dreyfus Corporation
200 Park Avenue
 New York, New York 10166

January 26, 2016

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
 Attention:  Patrick Scott

Re:	Dreyfus BNY Mellon Funds, Inc. (CIK No.: 0001591556) Request for Withdrawal of Amendment

Ladies and Gentlemen:

Dreyfus BNY Mellon Funds, Inc. (the "Registrant") respectfully requests that the amendment (the "Amendment") filed with the Securities and Exchange Commission (the "Commission") on April 11, 2014 (Accession No.: 0000899681-14-000326) as an EDGAR submission type "N-1A/A" be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Amendment was filed in order to add two new series – Dreyfus TOBAM Global Equity Fund  and Dreyfus TOBAM U.S. Equity Fund (the "Series") – to the Registrant.  The Registrant is requesting withdrawal of the Amendment because the Registrant is not seeking to commence investment operations or offer shares of the Series at this time.  The Registrant believes that withdrawal of the Amendment would be consistent with the public interest and the protection of investors because:  (1) the filing was prepared in connection with a proposed initial public offering of the Series' shares which is no longer contemplated; (2) no securities were sold in connection with the offering; and (3) the filing did not become effective.

Please direct any questions regarding this matter to Alex Kaufman of Stroock & Stroock & Lavan LLP, counsel to the Registrant, at 212.806.5673.

Sincerely,

/s/ Jeff Prusnofsky
Jeff Prusnofsky
Vice President